

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via E-mail
Mr. Stephen P. Gottesfield
Executive Vice President
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

Re: **Newmont Mining Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed February 22, 2013
        Definitive Proxy Statement on Schedule 14A
        Filed March 7, 2013
        Form 10-Q for Fiscal Quarter Ended March 31, 2013
        Filed April 30, 2013
        File No. 001-31240

Dear Mr. Gottesfield:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

1. We note the tables providing a Summary of 2012 CEO Compensation on page 27 and Actual Realizable Compensation for 2012 on page 48. Please confirm that in future filings you will not present these alternative tables more prominently than the Summary

Compensation Table required by Item 402(c) of Regulation S-K. In addition, please confirm that in future filings you will disclose that these alternative tables are not a substitute for the Summary Compensation Table. Please provide draft disclosure. For guidance see the Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Non-GAAP Financial Measures

All-In Sustaining Costs, page 54

2. In future filings, please expand your disclosure here to include a brief description of the World Gold Council ("WGC") to enhance an investor's understanding of this organization, its operations, and its role in defining the all-in sustaining cash costs non-GAAP measure. In your revised disclosure, please explicitly state that WGC is not a regulatory industry organization, and clarify your relationship with WGC, if any. Please provide us with draft disclosure of your planned revisions.

3. We note your inclusion of the non-GAAP measure All-In Sustaining Costs. Please address the following in future filings:

- You state that this measure is used by investors and others to compare your performance with other gold producers, yet you also disclose that other companies may calculate such measure differently. Please revise to reconcile these two statements and clearly disclose the reasons why you believe this measure provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K;

- Clarify why this measure is meant to provide more or better information about the costs of producing gold than an GAAP-derived measure (e.g., cost of revenue); and

- Clarify the nature and method of calculating each of the adjustments made to total cash costs to arrive at this measure. Ensure you specifically address (i) why copper sales are excluded, (ii) how sustaining capital is determined including which activities to include vs. exclude and (iii) why certain expenses are excluded from the other expense adjustment. Also, explain whether each adjustment can be determined from one or more income statement line items.

Please provide us with draft disclosure of your planned changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director